EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into this 1st day of May, 2009, between and among Hu Ye (“Employee”), a Canadian citizen (with a Canadian passport currently under the Passport Number of JX223402) resident in China, and Henan Smart Food Company Limited or its affiliated entities (“Smart Food” or the “Company”), a company incorporated in China.

WHEREAS, Employee wishes to work for Smart Food as, and Smart Food wishes to employ Employee in the capacity of the Chief Financial Officer,

NOW, THEREFORE, the parties to this Agreement agree as follows:

1.  Employment and Position.  Employee shall be employed in the capacity of the Chief Financial Officer within the term of this agreement.

2.  Term of Employment.  Employee’s employment by the Company shall commence as of 1st  of May, 2009 and this agreement initially has a term of 3 months from signing, and will automatically renew for a period of 12 months upon the closing of the merger between the Company and China Discovery Acquisition Corp. (the “Closing”), which is expected to be in July of 2009.

3.  Cash Compensation.  Employee shall receive cash compensation equivalent to Chinese RMB 83,333 Yuan per month, payable through the Company’s account into Employee’s personal account as designated by Employee.

4.  Equity Compensation.  The Employee shall receive options to purchase 120,000 shares of Employer’s common stock (the “Options”) under the Company (or its succeeding entity) Stock Option Plan to be established in observance of the stock-related compensation practice accepted by the stock market in the United Sates of America, provided that upon the Closing this agreement is extended to 12 months.   The exercise price of the Options shall not be more than the fair market value of the Employer’s common stock at the date of the grant.  The Options shall vest on a yearly basis over a period of 3 years.

5.  Reporting and Responsibility.  The Employee shall report directly to Smart Food’s Chief Executive Officer in the capacity of this position.  Employee shall have those responsibilities normally discharged by persons in his position, including the general supervision and oversight of investor relations as well as other financial management responsibilities as otherwise agreed between the Employer and the Employee.

6.  Location.  Employee shall be based in China, but he shall travel to the United States and other places as he may be directed by the Company’s chief executive officer or as may be necessary for him to fulfill his responsibilities under this Agreement.

7.  Reimbursement of Expenses.  The Employee shall be entitled to reimbursement of reasonable expenses incurred by him in connection with the performance of his duties under this agreement, including, but not limited to, expenses connected with his travel on behalf of the Company.

8.  Welfare Benefits.  The Employee shall be entitled to receive the welfare benefits that are generally provided to the senior executives of the Company, including but not limited to life and health insurance.

9.  Termination.  a) Other than for Cause.  Either party may terminate this Agreement other than for Cause (as that term is defined below) by giving notice of the intention to do so not less than thirty (30) days.  Upon termination, Employee shall remain entitled to reimbursement of any expenses incurred by him on behalf of the Company up to the date of termination.

b) For Cause by the Company.  The Company may terminate this Agreement for Cause without prior notice, and such termination shall have immediate effect upon delivery of the notice of termination, if any of the following occurs:  (i) the failure or refusal of the Employee to perform any material aspect of his duties, provided that the Company shall first have notified the Employee in writing of such failure and the Employee has not remedied the same within 15 days; (ii) the Employee is determined, in good faith, on the basis of a preponderance of the evidence and after have been given an opportunity to be heard, of an act of dishonest involving the Company funds or property; (iii) the Employee commits any act that causes harm to the Company’s standing or reputation; (iv) the death or permanent disability of the Employee, in which case the termination shall be immediate without the requirement of notice.  In the event that the Company terminates this Agreement for Cause, the Employee shall be entitled only to any salary that is accrued but unpaid as of the effective date of the termination, plus the reimbursement of any expenses incurred by the Employee on behalf of the Company but which have not yet been reimbursed.  In addition, the Employee shall retain any Options that have vested, subject to the requirements regarding exercise of the Option by terminated employees set forth in the option plan or in the option grant to Employee.

c)  For Cause by Employee.  The Employee shall have the right to terminate this Agreement for Cause in the event that the Company breaches any material term of this Agreement, the Employee notifies the Company of the breach in writing and the breach remains uncured for fifteen (15) days following such notice.  In the event that the Employee terminates this Agreement for Cause, he shall be entitled to the following:
-	Payment of all salary due but unpaid through the completion of the term of this agreement;
-	Reimbursement of all expenses incurred on behalf of the Company;

9.  Notices.  Any notice given under this agreement by one party to the other shall be delivered via courier to the address below or to such other address as the party may specify in writing, delivered in accordance with this section, during the term of this Agreement:

If to Employer:

,
Henan, China

Attn:    Mr. Wang Youli

If to Employee:

Mr. Hu Ye
15-1-201, Upper East Side
Zone 2, 6 North Road of 4th Ring East
Chaoyang, Beijing, 100016
China

10.  The Employer and the Employee agree therein that, in case the Employer is succeeded by another entity or the Employee’s position and responsibilities materially changes, the terms of this agreement is subject to further negotiation and revision.

11. Governing Law.  This Agreement shall be construed in accordance with the laws of the People’s Republic of China without regard to its conflict of laws principals.

Authorized signatures:

Wang Youli
For and on behalf of
Henan Smart Food Company Limited

Hu Ye